

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 23, 2008

Mr. James H. Haddox
Chief Financial Officer, Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, TX 77056

Re: **Quanta Services, Inc.**
          Form 10-K for the year ended December 31, 2007
          Definitive Proxy Statement, April 18, 2008
          Form 10-Q for the quarter ended September 30, 2008
          File No. 1-13831

Dear Mr. Haddox:

        We have reviewed your response to our letter dated November 26, 2008 and have the
following comment. We ask that you respond within ten business days.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2008

Notes to the Condensed Consolidated Financial Statements

Note 9. Segment Information, page 25

1. We have read your response to our previous comment eight of our letter dated November
    26, 2008 and appreciate the additional information. In order to help us more clearly
    understand your operating units and reportable segments, please provide us with the
    actual reports for the fiscal year end December 31, 2007 and the year-to-date quarter
    ended September 30, 2008 which are reviewed by your chief operating decision maker.
    Such reports should be actual, and provided at the lowest level of detail as provided to the
    CODM. Additionally, we note your reference to the recent aggregation of certain
    measures by type of work and the fact that certain presidents and vice-presidents have
    been named to oversee companies with similar operations. Please further explain these
    changes and provide us with the actual reports for these measures for the same periods
    noted above. We may have further comment.

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief